UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 26, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

2

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“Fibria” or “Company”), in compliance with article 157, § 4 of Law nº 6,404/76 and CVM Instruction nº 358/2002, hereby announces the conclusion of its redemption today of all of its outstanding 7.500% senior notes due 2020 (the “2020 Notes”), issued by Fibria Overseas Finance Ltd (a wholly-owned subsidiary of Fibria) and guaranteed by Fibria, for the price of 111.3% of the outstanding amount of US$690.2 million, in accordance with the Notice to the Market released by Fibria on January 29, 2014.

This transaction is consistent with Fibria’s strategy to reduce its gross debt and related debt service costs. This transaction will reduce Fibria’s annual interest expense by approximately US$51.8 million, commencing in the second quarter of 2014. The expenses incurred by the Company in connection with the redemption of the 2020 Notes will impact the financial results for the first quarter of 2014, by approximately US$127.7 million, a portion of which will be non-cash.

São Paulo, March 26, 2014.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer